March 12, 2020

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	T Stamp Inc.

Draft Offering Statement on Form 1-A Submitted

December 30, 2019

CIK: 0001718939

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of January 24, 2020 regarding the Offering Statement of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A

Dilution, page 12

1.	Please consider including pro forma capitalization information reflecting the shares to be issued in this offering at both the minimum and maximum levels. In addition, to the extent this offering will trigger automatic conversion of the convertible loans and/or SAFEs at either the minimum or maximum levels, ensure that such conversion is adequately explained and properly reflected in your pro forma capitalization tables.

The Company has revised its Offering Statement to include pro forma capitalization information reflecting the shares to be issued in this offering at both the minimum and maximum levels. In addition, the Company has disclosed and accounted for instances in which this offering will trigger automatic conversion of convertible loans and/or SAFEs as a result of this offering.

Plan of Distribution and Selling Securityholders

Plan of Distribution, page 13

2.	It appears that you will be using Seedinvest.com to "provide technology tools to allow for the sales of securities in this offering." Please provide a brief description of the material terms of the agreement with Seedinvest.com and file such agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A. In addition, please revise to clarify whether the Seedinvest platform is a marketing platform or whether it is registered as a broker dealer or funding portal.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. The Online Platform is a technology platform utilized by SI Securities, LLC, and SI Securities, LLC has contracted separately with SeedInvest Technology, LLC to provide the platform and technology tools outlined above. The Company is not party to this agreement or other any agreement with SeedInvest Technology, LLC. Since the Company is not a party to this agreement, the Company believes it is not material, and therefore is not required to be filed as an Exhibit pursuant to Item 17 of Part III to Form 1-A.

Liquidity and Capital Resources, page 23

3.	Please disclose the minimum number of months you will be able to conduct your planned operations with currently available capital resources if you do not raise additional capital from this offering.

The Company has revised its disclosure in the “Liquidity and Capital Resources” section of the Offering Statement to disclose the minimum number of months the Company will be able to conduct its planned operations with its currently available capital resources if the Company does not raise additional capital from this offering.

Trend Information, page 25

4.	This section appears to contain financial projections, including those related to future revenues. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them. Revise to disclose all material assumptions underlying the projections and provide details about the bases for the projections. As part of your response, explain how you have a reasonable basis to project results five years in the future given your particular circumstances and limited operating history.

The Company has revised its disclosure in the “Trend Information” section of the Offering Statement to remove financial projections previously included. This section now provides market data on the mobile biometrics market, and discusses new developments with the Company after December 31, 2019.

Security Ownership of Management and Certain Securityholders, page 27.

5.	Please revise the beneficial ownership table to disclose the beneficial ownership of T Stamp LLC. Refer to Item 403(a) of Regulation S-K. Also, revise to disclose each natural person who has or shares voting and/or dispositive power over the shares held by FSH Capital LLC. Finally, while you disclose the number and percentage of Series A preferred stock held, you do not present these shareholders' as-converted common stock ownership or voting percentages. Please include this information for clarity and completeness.

The Company has revised its disclosure under “Security Ownership of Management and Certain Securityholders” to disclose the beneficial ownership of T Stamp LLC, as well as each natural person who has or shares voting and/or dispositive power over the shares held by FSH Capital LLC. Additionally, the Company has revised its disclosure to present total voting power of all holders of common and preferred stock.

Thank you again for the opportunity to respond to your questions to the Offering Statement of T Stamp Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Gareth Genner

Chief Executive Officer

T Stamp Inc.

75 5th St NW, Suite 2290

Atlanta GA, 30308